SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 29, 2002

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(5561) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayer Registration: 76.535.764/0001-43
NIRE: 53 3 0000622 9
Publicly Traded Company

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS EQUITY

We hereby inform Brasil Telecom S.A.’s (“Company”) shareholders that the Board of Directors, on a meeting held on October 30th, 2002, approved the complementary credit of Interest on Shareholders Equity, relative to fiscal year 2002, as pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Comissão de Valores Mobiliários’ Deliberation 20 7/96.

I – Amount
The total amount of Interest on Shareholders Equity that the Company decided to credit on November, 2002 according to the Board of Directors deliberation, is R$40,000,000.00 (Forty million reais), which corresponds to a gross amount of R$0.074637296731 per one thousand shares and an amount net of income tax of R$0.063441702222 per one thousand common and preferred shares.

Eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of Comissão de Valores Mobiliários’ Instruction 10, issued on February 14th, 1980, considering that, the Board of Directors approved a shares buyback program, on a meeting held on October 1st, 2002.

II – Amounts Credited on 2002 Fiscal Year

Date of the credit	Brazilian Ex-Date	Total credited (R$)	Gross amount per 1,000 shares (R$)	Net of income tax per 1,000 shares (R$)

03/31/2002	04/10/2002	80,056,000.00	0.149116544573	0.126749062887
05/31/2002	05/31/2002	40,000,000.00	0.074492493818	0.063318619745
08/30/2002	09/06/2002	114,594,000.00	0.213298691236	0.181303887551
10/31/2002[1]	11/12/2002	50,000,000.00	0.093230330361	0.079245780807

1The gross amount and the net amount per one thousand shares were adjusted in comparison to those published in October 31, 2002, pursuant to Comissão de Valores Mobiliários’ Instruction 10 issued on February 14th, 1980.

III – Income Tax Withheld
Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders Equity, except to those shareholders proven to have fiscal exemption or differentiated taxation.

IV – Date of Credit
The credit of Interest on Shareholders Equity, in the books of Brasil Telecom S.A., will occur on November 29th, 2002.

V – Date of Trading “ex-Interest on Shareholders Equity”
As of December 10th, 2002, Brasil Telecom S.A.’s shares will trade “Ex-Interest on Shareholders Equity”, considering the shares deposited on December 9th, 2002.

VI – Information on the Payment and Credit to Dividends
Interest on Shareholders Equity may be credited to dividends and is subject to approval of the 2003 Ordinary General Shareholders’ Meeting - A.G.O., which will deliberate on the date of the payment.

VII – Proof of Tax Exemption or Differentiated Taxation
Shareholders exempted from income tax or differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank – Banco Bradesco S.A., Departamento de Ações e Custódia, Prédio Amarelo, 2° Andar, Cidade de Deus, Vila Yara – Zip Code 06.029-900 – Osasco – SP – Brazil, until December 16th, 2002.

Brasília (DF), November 29th, 2002.

/s/ Carla Cico
Carla Cico
CEO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 29, 2002

BRASIL TELECOM S.A.

By: /s/ Carla Cico
Name: Carla Cico
Title: President and Chief Executive Officer